August 16, 2024

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn:	David L. Orlic Jeff Long

RE:	The Gabelli Global Utility & Income Trust
(File Nos.: 333-280438; 811-21529 )

Dear Mr. Orlic and Mr. Long:

Thank you for your oral comments regarding your review of the registration statement on Form N-2 filed on June 24, 2024 (the “Registration Statement”) by The Gabelli Global Utility & Income Trust (the “Fund”) with the U.S. Securities and Exchange Commission (the “SEC”). The Fund has considered your comments and authorized us to respond on its behalf as set forth below. Changes to the Registration Statement will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”), which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the initial filing of the Registration Statement.

Your oral comments are summarized in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

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Division of Investment Management

U.S. Securities and Exchange Commission

August 16, 2024

Disclosure Comments

1.	Please demonstrate in your response that the Fund’s market capitalization qualifies it to file the Registration Statement pursuant to General Instruction A.2.

To file the Registration Statement pursuant to General Instruction A.2, the Fund must meet the requirements of General Instruction 1.A of Form S-3. Among other things, General Instruction 1.A of Form S-3 requires an issuer to aggregate market value of the voting and non-voting common equity held by non-affiliates of $75 million or more.

The Instruction to this item in Form S-3 notes that “aggregate market value of the registrant’s outstanding voting and non-voting common equity shall be computed by use of the price at which the common equity was last sold, or the average of the bid and asked prices of such common equity, in the principal market for such common equity as of a date within 60 days prior to the date of filing.”

The below sets forth the calculation of the Fund’s market capitalization in accordance with such requirements:

Shares outstanding:	5,968,911

Shares held by Mario J. Gabelli	78,053

Shares held by Associated Capital Group, Inc.	486,810

Shares held by Officers and Trustees	10,986

Shares held by Non-Affiliates:	5,393,062

Market Price as of May 22, 2024:	$14.88

Aggregate Market Value:	$80,248,763
2.	Please update the data under the heading “Price Range of Common Shares.”

The Fund has revised disclosure as requested.

3.	Please provide a draft of the validity opinion at least five days before the requested effectiveness date of the registration statement.

The Fund will provide a draft of the validity opinion as requested.

4.	The power of attorney filed as an exhibit to the Registration Statement is undated. Please re-file with the date inserted.

The power of attorney has been re-filed.

Division of Investment Management

U.S. Securities and Exchange Commission

August 16, 2024

5.	Please confirm that there are no material changes to the forms of prospectus supplements filed with the Registration Statement relative to the forms of prospectus supplements filed with the Fund’s prior shelf registration statement.

The Fund confirms that there are no material changes to the forms of prospectus supplements.

Accounting Comments

6.	Include hyperlinks to information incorporated by reference.

The Fund has included the requested hyperlinks.

7.	The N-CSR for the fiscal year ended December 31, 2023 did not include an auditors consent. Amend the N-CSR to include an auditors consent.

The auditors consent was inadvertently omitted from the Fund’s N-CSR for the fiscal year ended December 31, 2023. An amended N-CSR was filed on August 1, 2024 in order to file the auditors consent.

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Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0641.

Best regards,

/s/ Kevin T. Hardy
Kevin T. Hardy